Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table shows the ratio of earnings to fixed charges for the three months ended September 30, 2006 and each of the five most recent fiscal years (in millions).

	Three Months Ended September 30,	Fiscal Year ended June 30,
	2006	2006 (3)	2005	2004	2003 (2)	2002 (1)
Net loss before income taxes and cumulative effect of change in accounting principal	$(18.5)	$(151.6)	$(254.6)	$(128.4)	$(920.3)	$(8,501.1)
Fixed Charges:
Interest expense	1.9	3.8	2.7	2.3	1.3	1.8
Portion of rent expense deemed to represent interest	1.2	9.8	7.7	6.8	18.3	25.4

Total fixed charges	3.1	13.6	10.4	9.1	19.6	27.2

Net loss before fixed charges	$(15.4)	$(138.0)	$(244.2)	$(119.3)	$(900.7)	$(8,473.9)

Deficiency of net earnings to cover fixed charges	$(18.5)	$(151.6)	$(254.6)	$(128.4)	$(920.3)	$(8,501.1)

(1) We acquired IBM’s optical transceiver business on December 28, 2001 in a transaction accounted for as a purchase. The Consolidated Statement of Operations for fiscal 2002 included the results of operations of the optical transceiver business subsequent to December 28, 2001.

(2) Commencing July 1, 2002, in accordance with SFAS 142, we no longer amortize goodwill, but test for impairment of goodwill on an annual basis and at any other time if events occur or circumstances indicate that the carrying amount of goodwill may not be recoverable. Fiscal year 2001 includes goodwill amortization as a component of the expense for amortization of goodwill and other intangibles.

(3) (a) Effective July 3, 2005, the first day of fiscal 2006, we adopted Statement of Financial Accounting Standard No. 123, “Share-Based Payment (Revised 2004)” (“SFAS 123(R)”) on a modified prospective basis. As a result, we have included stock-based compensation costs in our results of operations for fiscal 2006.

(b) On August 3, 2005, we acquired Acterna, Inc. (“Acterna”) in a transaction accounted for as a purchase. The Consolidated Statement of Operations for fiscal 2006 included the results of operations from Acterna subsequent to August 3, 2005.